UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A
(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

(Amendment No. 1)

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☐           Definitive Proxy Statement

☐           Definitive Additional Materials

☐           Soliciting Material Under Rule 14a-12

AVIGEN, INC.
(Name of Registrant as Specified in Its Charter)

BIOTECHNOLOGY VALUE FUND, L.P.
BIOTECHNOLOGY VALUE FUND II, L.P.
BVF INVESTMENTS, L.L.C.
INVESTMENT 10, L.L.C.
BVF PARTNERS L.P.
BVF INC.
BVF ACQUISITION LLC
MARK N. LAMPERT
OLEG NODELMAN
MATTHEW D. PERRY
ROBERT M. COPPEDGE

(Name of Persons(s) Filing Proxy Statement, if Other Than the Registrant)

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PRELIMINARY COPY SUBJECT TO COMPLETION
DATED JANUARY 28, 2009

BIOTECHNOLOGY VALUE FUND, L.P.

January __, 2009

Fellow Stockholders:

Biotechnology Value Fund, L.P. (“BVF”) and the other participants in this solicitation (collectively, the “BVF Group”) are significant stockholders of Avigen, Inc., a Delaware corporation (“Avigen” or the “Company”).  For the reasons set forth in the attached Proxy Statement, the BVF Group does not believe that the Board of Directors of the Company (the “Board”) is acting in the best interests of its stockholders.  The BVF Group is therefore seeking your support at the special meeting of stockholders, called by the Company at the request of BVF, scheduled to be held at _____________, _______, _______, ________, on ____________ __, 2009 at _______ _.m., ___________, for the purpose of removing all of the existing directors serving on the Board at the time of the special meeting, without cause, amending the Company’s Amended and Restated Bylaws to permit stockholders to elect directors to the Board when the entire Board is vacant and electing the BVF Group’s slate of director nominees to replace the removed directors.

The BVF Group urges you to carefully consider the information contained in the attached Proxy Statement and then support its efforts by signing, dating and returning the enclosed GOLD proxy card today.  The attached Proxy Statement and the enclosed GOLD proxy card are first being furnished to the stockholders on or about January [__], 2009.  If you have already voted against the proposals described in the Proxy Statement, you have every right to change your votes by signing, dating and returning a later dated proxy.

If you have any questions or require any assistance with your vote, please contact MacKenzie Partners, Inc., which is assisting us, at their address and toll-free numbers listed on the following page.

Thank you for your support,

Mark N. Lampert
Biotechnology Value Fund, L.P.

If you have any questions, require assistance in voting your GOLD proxy card, or need additional copies of the BVF Group’s proxy materials, please call
MacKenzie Partners at the phone numbers listed below.

105 Madison Avenue
New York, NY 10016
proxy@mackenziepartners.com

(212) 929-5500 (Call Collect)
or
TOLL-FREE (800) 322-2885

2

SPECIAL MEETING OF STOCKHOLDERS
OF
AVIGEN, INC.
_________________________

PROXY STATEMENT
OF
BIOTECHNOLOGY VALUE FUND, L.P.

_________________________

PLEASE SIGN, DATE AND MAIL THE ENCLOSED GOLD PROXY CARD TODAY

Biotechnology Value Fund, L.P. (“BVF”), Biotechnology Value Fund II, L.P. (“BVF2”), BVF Investments, L.L.C. (“BVLLC”), Investment 10, L.L.C. (“ILL10”), BVF Partners L.P. (“Partners”), BVF Inc. (“BVF Inc.”), BVF Acquisition LLC, (“BVFAcq”), Mark N. Lampert, Matthew D. Perry, Oleg Nodelman and Robert M. Coppedge (collectively, the “BVF Group”) are significant stockholders of Avigen, Inc., a Delaware corporation (“Avigen” or the “Company”).  Each member of the BVF Group is a participant in this solicitation.  The BVF Group does not believe that the Board of Directors of the Company (the “Board”) is acting in the best interests of its stockholders.  The BVF Group is therefore seeking your support at the special meeting of stockholders (the “Special Meeting”), called by the Company at the request of the BVF Group, scheduled to be held at _____________, _______, _______, ________, on ____________ __, 2009 at _______ _.m., ___________, for the following:

1.	To remove all of the existing directors serving on the Board without cause,

2.	To amend the Company’s Amended and Restated Bylaws (the “Bylaws”) to permit stockholders to elect directors to the Board in cases when the entire Board is vacant,

3.	To elect the BVF Group’s slate of director nominees, Mark N. Lampert, Matthew D. Perry, Oleg Nodelman and Robert M. Coppedge (the “Nominees”), and

4.
Repeal any provision of the Company’s Bylaws effected between January 8, 2009, the date prior to the date we submitted our request to the Company to call the Special Meeting, and the time this proposal becomes effective (the “Bylaw Restoration Proposal”).

THIS SPECIAL MEETING MAY BE THE ONLY OPPORTUNITY FOR STOCKHOLDERS TO DETERMINE THE FATE OF AVIGEN’S REMAINING CASH – ACT NOW BEFORE IT IS TOO LATE.

ALL OF THE ABOVE PROPOSALS ARE DESIGNED TO ENSURE THAT STOCKHOLDERS RECEIVE THE FULL VALUE OF THEIR INVESTMENT IN THE COMPANY AS DESCRIBED BELOW.  NEITHER PROPOSAL NO. 1 NOR PROPOSAL NO. 4 IS SUBJECT TO, OR CONDITIONED UPON, THE EFFECTIVENESS OF THE OTHER PROPOSALS.  PROPOSAL NO. 3 IS SUBJECT TO THE EFFECTIVENESS OF PROPOSAL NO. 1.

As of January __, 2009, the approximate date on which this Proxy Statement is being mailed to stockholders, the BVF Group was the beneficial owner of an aggregate of 8,819,600 shares of common stock of the Company, which currently represents approximately 29.63% of the issued and outstanding common stock of the Company, all of which are entitled to be voted at the Special Meeting.  This Proxy Statement and the GOLD proxy card are first being furnished to Avigen’s stockholders on or about January __, 2009.

Avigen has set the record date for determining stockholders entitled to notice of and to vote at the Special Meeting as [__________] (the “Record Date”).  The mailing address of the principal executive offices of Avigen are located at 1301 Harbor Bay Parkway, Alameda, California 94502.  Stockholders of record at the close of business on the Record Date will be entitled to vote at the Special Meeting.  According to Avigen, as of the Record Date, there were [_________] shares of common stock, $0.001 par value per share (the “Shares”), outstanding and entitled to vote at the Special Meeting.  The participants in this solicitation intend to vote all of their Shares FOR the proposals described herein.

THE BVF GROUP URGES YOU TO SIGN, DATE AND RETURN THE GOLD PROXY CARD IN FAVOR OF THE REMOVAL AND REPLACEMENT OF THE DIRECTORS SERVING ON THE BOARD AT THE TIME OF THE SPECIAL MEETING, THE PROPOSAL TO AMEND THE BYLAWS TO PERMIT STOCKHOLDERS TO FILL VACANCIES IN INSTANCES WHERE THE ENTIRE BOARD IS VACANT AND FOR THE BYLAW RESTORATION PROPOSAL, AS DESCRIBED IN THIS PROXY STATEMENT.

IF YOU HAVE ALREADY SENT A PROXY CARD FURNISHED BY AVIGEN MANAGEMENT TO THE BOARD, YOU MAY REVOKE THAT PROXY AND VOTE FOR THE REMOVAL AND REPLACEMENT OF THE DIRECTORS SERVING ON THE BOARD AT THE TIME OF THE SPECIAL MEETING AS DESCRIBED IN THIS PROXY STATEMENT BY SIGNING, DATING AND RETURNING THE ENCLOSED GOLD PROXY CARD.  THE LATEST DATED PROXY IS THE ONLY ONE THAT COUNTS.  ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE SPECIAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE SPECIAL MEETING TO THE BVF GROUP, C/O MACKENZIE PARTNERS, INC., WHO IS ASSISTING IN THIS SOLICITATION, OR TO THE SECRETARY OF AVIGEN, OR BY VOTING IN PERSON AT THE SPECIAL MEETING.

IMPORTANT

Your vote is important, no matter how few Shares you own.  The BVF Group urges you to sign, date, and return the enclosed GOLD proxy card today to vote FOR the removal and replacement of the directors serving on the Board at the time of the Special Meeting.

●	If your Shares are registered in your own name, please sign and date the enclosed GOLD proxy card and return it to the BVF Group, c/o MacKenzie Partners, Inc., in the enclosed envelope today.

●
If any of your Shares are held in the name of a brokerage firm, bank, bank nominee or other institution on the Record Date, only it can vote such Shares and only upon receipt of your specific instructions.  Accordingly, please contact the person responsible for your account and instruct that person to execute on your behalf the GOLD proxy card.  The BVF Group urges you to confirm your instructions in writing to the person responsible for your account and to provide a copy of such instructions to the BVF Group, c/o MacKenzie Partners, Inc., who is assisting in this solicitation, at the address and telephone numbers set forth below, and on the back cover of this Proxy Statement, so that we may be aware of all instructions and can attempt to ensure that such instructions are followed.

If you have any questions regarding your proxy,
or need assistance in voting your Shares, please call:

105 Madison Avenue
New York, New York 10016
(212) 929-5500 (Call Collect)
proxy@mackenziepartners.com

or
CALL TOLL FREE (800) 322-2885

BACKGROUND TO SOLICITATION

The members of the BVF Group are currently the beneficial owners of an aggregate of 8,819,600 Shares, representing approximately 29.63% of the issued and outstanding common stock.  As significant stockholders of Avigen, we have one goal:  to maximize the value and minimize the risk on behalf of all stockholders.  A brief synopsis of Avigen corporate history as well as our recent efforts to maximize stockholder value is summarized in the following chronology of events leading up to this proxy solicitation:

We first became a shareholder of Avigen in 2005, the year Avigen sold, for $12 million, its unsuccessful gene therapy business in which the Company had invested over $150 million. The Company, led by its current CEO, Ken Chahine, spent nearly two years running a “process” with the mandate to re-invent the Company by investing in whatever the current management team deemed compelling.  In January 2006, this management team chose to acquire its lead development candidate, AV650, because, in their own words, “we believe it is a low risk.”  In fact the Company’s entire strategy, then and now, is supposedly “designed to mitigate the risk of bringing innovative therapies to U.S. patients.”  $100 million later, on October 21, 2008, Avigen announced the outright failure of its “low risk” bet on AV650, resulting in a collapse in the Company’s stock price.  This same management team and Board, which has failed previously, now wishes to bet the substantial remaining shareholder capital on whatever it deems appropriate.

We recently acquired a significant number of Shares and became the largest stockholder of Avigen.  We increased our investment in October 2008 based upon our belief that Avigen’s shares were significantly undervalued.  In fact, Avigen reported $56 million, or $1.88 per Share, of financial assets as of September 30, 2008, consisting of cash, cash equivalents, available-for-sale securities and restricted investments, while trading at a price well below $1.00 during the two months prior to filing this proxy statement.  We believe this depressed trading price, substantially below Avigen’s cash liquidation value, is based upon the market’s concern that management and the existing Board will pursue ill-advised or other value destroying ventures, at stockholders’ expense, while compensating themselves in the process.

Since this time, we have reached out to the Board numerous times, each time raising our concern that Avigen’s existing liquid assets not be wasted or otherwise committed to value destroying ventures.

We have specifically suggested that the Board “guaranty” the worst case outcome for all stockholders.  This guaranty could be accomplished in several ways, including by dividending or distributing all excess cash to stockholders at the present time, or by offering to buy back any and all Shares from stockholders that wish to sell at a specific price at a specific future date (e.g. $1.25 per Share in December 2009).  At no time have we asked for – nor would we accept – any consideration or benefit for ourselves that would not be offered to all stockholders.

The Board has ignored our attempts to work constructively for the benefit of all stockholders.  Avigen responded to our offers by unilaterally increasing and broadening management’s “golden parachute” severance agreements and unilaterally adopting a “poison pill,” raising our concerns about this Board’s true intentions.

The Board’s “golden parachute” severance agreements with management, under the ridiculous justification that such payouts are necessary to “attract and retain key employees,” is particularly outrageous given Avigen’s current circumstances.  Our analysis indicates that these payouts, which we believe would be triggered by most “change in control” scenarios, including a liquidation, total at least $3 million, an incredible 16.5% of the Company’s entire market value at the time of adoption.  The recipients of these golden parachute arrangements include Avigen’s CEO, Ken Chahine, who resides in Park City, Utah, while the Company is based in California.  We question how the Company can justify such actions as necessary to “attract and retain key employees” when Avigen has no real business at this time and has abandoned the development of all its products.  These hastily adopted severance arrangements need to be challenged and, if possible, revoked.

In addition, we believe the Board’s implementation of the “poison pill” serves no purpose other than to entrench the Board and keep BVF from purchasing additional stock in the Company. We are concerned that management and Board members are more concerned with retaining their jobs and compensation than with maximizing stockholder value. As evidence, Avigen’s stock price fell more than 20% after the adoption of the poison pill. The pill should be redeemed.  The Board’s recent actions reveal its true self-interest and leave us concerned that the Board will indeed destroy and/or take all remaining value.

On December 22, 2008, MediciNova, Inc. (“MediciNova”), a company in which we have no economic interest, proposed to merge with Avigen in an innovative and, we believe, compelling downside-protected structure.  We believe the proposed merger is uncontrovertibly in the best interest of all stockholders and we had grave concerns that the Board may not negotiate in good faith with MediciNova, if at all.  Avigen’s statements apparently rejecting this proposal confirmed our worst fears.  We are concerned that the Board’s and management’s self-interest will prevent them from acting in what we believe to clearly be the best interests of all stockholders.

Accordingly, after much consideration we felt compelled to call this special meeting of stockholders to remove the existing directors and to elect new, truly independent directors who, if elected, plan to take actions to benefit all stockholders, including redeeming Avigen’s stockholder rights plan, working to consummate the proposed transaction with MediciNova and/or working to complete a distribution of Avigen’s assets to all stockholders.

Additionally, on January 23, 2009, we commenced a cash tender offer to purchase any and all of the outstanding Shares that we do not own at a price of $1.00 per Share (the “Offer”).  The offer price represents a 35% premium over Avigen’s closing stock price of $0.74 on January 8, 2009, the day prior to our announcement that we were seeking to remove all incumbent members of the Board.  The Offer is currently scheduled to expire at 12:00 midnight, New York City time, on February 23, 2009, unless it is extended.

The Offer is conditioned upon, among other things, (i) the Nominees being elected to Board at the Special Meeting or otherwise being appointed to, and constituting a majority of, the members of the Board, (ii) the Board redeeming the “poison pill,” or our being satisfied in our reasonable discretion that the “poison pill” is otherwise inapplicable to the Offer, the BVF Group or any affiliates or associates of the BVF Group, and (iii) Avigen not having authorized, recommended, proposed, announced its intent to enter into or entered into an agreement with respect to or effected any merger, consolidation, liquidation, dissolution, business combination, acquisition of assets, disposition of assets, alternative strategy or relinquishment of any material contract or other right of Avigen or any comparable event or capital depleting transaction not in the ordinary course of business.  The Offer is not subject to any financing condition.

Assuming the conditions to this Offer are satisfied, stockholders would have the choice of (i) tendering their Shares and receiving a fixed cash payment upon the closing of the Offer at a premium to the market price on the day prior to both the announcement of the Offer and the announcement we were seeking to remove the incumbent members of the Board and to elect the Nominees, or (ii) maintaining their investment in the Company and participating in the proposed merger with MediciNova, if it occurs.  Regardless of whether or not a stockholder intends to tender their shares in the Offer, we strongly recommend that all stockholders vote to elect each of the Nominees and in favor of the other proposals set forth in this Proxy Statement.

We encourage you to review the remainder of this Proxy Statement, which describes in greater detail our concerns and the proposals contained herein.

PROPOSAL NO. 1

REMOVAL OF EXISTING DIRECTORS SERVING ON
AVIGEN’S BOARD

Pursuant to the Amended and Restated Certificate of Incorporation of Avigen (the “Charter”), the stockholders may remove any director with cause by a majority vote of all outstanding Shares or without cause by a sixty-six and two-thirds percent (66-2/3%) vote of all outstanding Shares.  We are seeking to remove all of the existing directors serving on the Board at the time of the Special Meeting without cause.

We believe the Board is currently composed of six directors as set forth below, each of whom will be removed if Proposal No. 1 is approved:

Name	Current Position
Zola Horovitz, Ph.D.	Chairman of the Board, Director
Kenneth G. Chahine, J.D., Ph.D.	President, Chief Executive Officer, Director
John K. A. Prendergast, Ph.D.	Director
Richard J. Wallace	Director
Stephen Dilly, M.B.B.S., Ph.D.	Director
Jan K. Öhrström, M.D.	Director

REASONS FOR REMOVING EXISTING DIRECTORS

We do not believe the current directors serving on the Board are acting in the best interests of the stockholders.  We are concerned that the Board will not take the steps we believe are necessary to preserve stockholder value.  We believe recent actions taken by the Board indicate they are more interested in acting in their own self-interest rather than in the best interests of stockholders.

This Special Meeting may be the only opportunity for stockholders to determine the fate of Avigen’s substantial remaining cash.

Recent actions and statements by the Company indicate that the existing management and Board are prepared to ignore the best interests of the Company’s stockholders.  They may believe they are entitled to control Avigen, rather than serve the Company’s true owners – stockholders.  If this Board and management are not replaced at this Special Meeting, stockholders may lose any hope of determining the fate of Avigen’s cash.  Members of the BVF Group have no economic interest in MediciNova, neither presently nor historically.  If elected to the Board, none of Messrs. Lampert, Perry or Nodelman intends to accept any director fees from the Company.  The BVF Group’s only interest is as a stockholder.

We question the Board’s commitment to maximizing stockholder value in light of its apparent rejection of the recent merger proposal by MediciNova

On December 22, 2008, MediciNova, in a letter to Avigen’s Chairman, described the details of a proposed merger between MediciNova and Avigen (the “Proposed Merger”), which it had submitted to the Company on December 9, 2008.  The Board, in its letter to stockholders dated December 22, 2008 (the “December 22 Letter”), noted that it had rejected the transaction because the Board’s “criteria fundamentally differ.”  Presumably, based on this “criteria,” the Board found the merger offer by MediciNova unworthy of consideration.  We find this conclusion troubling, especially in light of the extraordinary benefits we believe the proposed merger would provide Avigen stockholders including:

•
Downside Protection:  Based on our analysis, subsequent to the Proposed Merger, if MediciNova is unsuccessful Avigen stockholders will still receive the approximate current liquidation value of Avigen (which we estimate to be approximately $1.22/Share, net of debt and expenses)[1].  This means that, even in the worst-case scenario, the Proposed Merger would yield an approximate 65% premium to Avigen’s stock price as of January 8, 2009, the date prior to the date we submitted our request to the Company to call the Special Meeting.

•
Tremendous Upside Potential:  Based on our analysis, if MediciNova is successful post-merger, Avigen stockholders could own a substantial percentage of MediciNova (approximately 45% of the combined company).  Under the best-case scenario, we believe the Proposed Merger could lead to an extraordinary, uncapped return for Avigen stockholders.

•
Free Option:  Under the terms of the Proposed Merger, stockholders would have at least one year after the merger is consummated to choose whether they want downside protection or upside potential, as described above.  We believe this free option period offers stockholders tremendous upside potential with low risk.

•
New Stewardship of the Company’s Assets:  If successfully completed, the Proposed Merger would result in new stewardship of Avigen’s assets, curtailing the Board’s and management’s stated plan of seeking ways to utilize and, we fear, waste the Company’s remaining assets.  We believe new management is key to protecting the Company’s assets, particularly in light of Chief Executive Officer Ken Chahine’s recent statements regarding the future of the Company, including that “it’s hard to put a finger on exactly what we would do,” that he “intends to build” and that he “thinks that there are opportunities outside of therapeutics.”

•
Unique Synergies:  We strongly believe there are unique synergies between MediciNova and Avigen that likely would not exist with other potential acquirers of Avigen.  These synergies involve overlapping drug development by MediciNova and Avigen and give rise to the compelling nature of the Proposed Merger.

[1] This value is based on the following:

•	The Company’s most recent quarterly report disclosed a total cash value of $57.33 million and approximately $7 million in debt.

•	In a conference call with investors on October 21, 2008, CEO Ken Chahine suggested the Company expected to utilize $7 million of its assets by December 31, 2008.

•
In a news release dated November 3, 2008, the Company made disclosure suggesting it expects to burn through $5 million in the first half of 2009, the time-frame estimate for the completion of a liquidation.

•
In a Form 8-K filed on December 23, 2008, the Company disclosed that it sold the rights to its AV513 asset to Baxter Healthcare Corporation, Baxter International Inc., and Baxter Healthcare S.A. for $7 million.

•
Based on publicly available information, we estimate the cost for the pay-down of current and deferred liabilities and the transaction costs associated with a liquidation, including severance payments for management and employees, of the Company to be approximately $8 million.

•
Using the above, we estimate the Company’s net cash, if a liquidation were to occur by mid-2009, to be approximately $36.33 million, or $1.22 per share.  This represents an approximately a 65% premium based on $0.74 per share, the price of the Company’s stock on January 8, 2009.

We believe the benefits of the Proposed Merger provide the best opportunity for stockholders to receive the maximum value for their investment and feel this Board and management should be doing everything in their power to ensure the merger is consummated.  That this Board has not only come out against the Proposed Merger, but also stated that they plan to move forward assessing potential M&A opportunities, is just further example of this Board’s willingness to act in its own interests, rather than that of stockholders.

We believe the unilateral action by the Board to increase and broaden management’s “golden parachute” severance agreements serves no interest other than the Board’s and management’s entrenchment

Our belief the Board will destroy the Company’s remaining value is further bolstered by recent actions taken by the Board to increase and broaden management’s “golden parachute” severance agreements.  According to an 8-K filed by the Company on November 5, 2008, in a supposed effort to “attract and retain” key executive talent, the Board broadened the Company’s “golden parachute” severance agreements to be effective regardless of whether an executive’s employment terminates as part of a “change in control.”

The Board also increased the benefits received under the agreements by between 16% and 25%, even though the Company’s stock price had dropped by 87.8% from the previous year.  According to our calculations, the payouts under these agreements would total at least $3 million, an incredible 16.5% of the Company’s market value at the time of adoption.  We question how the Board can justify such actions as necessary to “attract and retain key employees” when Avigen has no real business at this time and has abandoned the development of all of its products.  We believe the agreements in no way benefit stockholders and need to be revoked immediately.  If the Nominees are elected, subject to their fiduciary obligations, they will review if these hastily adopted severance agreement are legal under state law, and take all appropriate actions.

We believe the unilateral action by the Board to adopt a “poison pill” is an attempt by the Board and management to ensure the retention of their jobs and their compensation

On November 24, 2008, the Board disclosed that it had unilaterally adopted a “poison pill.”  We believe the institution of the poison pill is another example of the Board acting in an effort to ensure the retention of their jobs and compensation instead of acting to maximize stockholder value.  We are aware that “poison pills” have been defended by some as having potential advantages in connection with takeover terms and share values, although we disagree.  The institution of a poison pill runs contrary to the guidelines for corporate governance best practices issued by leading advocates of stockholder democracy, such as RiskMetrics Group Institutional Stockholder Services and Glass, Lewis & Co.  We question exactly whom the pill is meant to benefit, especially in light of our proposal to permit the acquisition of Shares in excess of the pill threshold, but to neutralize the voting power of those Shares in excess of the threshold.  It should come as no surprise that the Board rejected our offer.  In our opinion, the pill serves no reasonable purpose other than for the entrenchment of directors and demonstrates a disregard for the interests of stockholders and needs to be redeemed immediately.  If our nominees are elected, subject to their fiduciary obligations, they will take such actions as are necessary to redeem the “poison pill.”

We believe this Board continues to act in its own self-interest at the expense of stockholders

In the December 22 Letter, the Board also outlined its plan to create value for stockholders in 2009.  According to the December 22 Letter, the Board has unilaterally decided to search for “strategic opportunities” because of its belief that “the potential for a strategic merger [is] worthy of consideration” with no mention of downside protection for current stockholders.  We remind the Board that Avigen was a “biopharmaceutical company focused on developing and commercializing small molecule therapeutics to treat serious neurological and neuromuscular disorders.”  To our knowledge, Avigen is not an investment or business development company and we believe the suggestion that this Board and management contains some sort of “unique know-how and proven track record” with respect to selling Avigen or pursuing acquisition opportunities is far-fetched and dangerous.

We also note that in the December 22 Letter, the Board and management claim to have “acted swiftly and decisively to preserve cash.”  We question the benefit of such action since no effort was made to guaranty the worst-case outcome for all stockholders.  We believe the Board, if it were truly interested in protecting stockholder assets, could have accomplished such a guaranty in several ways, including by dividending or otherwise distributing all excess cash to stockholders now, or by offering to buy back any and all shares from holders that wish to sell at a specific price at a specific future date (i.e., $1.25 per share in December 2009).  In both cases, stockholders could stand to reap potentially substantial upside derived from the monetization of Avigen’s remaining assets and could finally stop worrying about whether this Board and management will destroy the Company’s substantial cash value.

Dismal Share Price Performance

Last, but certainly not least, is Avigen’s ever-worsening stock price.  Since January 1, 2004, Avigen’s stock price has fallen by more than 90%.  During that time the company has accumulated a deficit of more than $110 million.  Additionally, the Company’s stock presently trades at a deep discount to its net per share cash value.  We believe this is due to the perception of the investment community that this Board will destroy the Company’s remaining value.

The BVF Group urges you to vote FOR its proposal to remove all of the existing directors serving on the Board on the enclosed GOLD proxy card.  End the disregard for stockholder value.  Vote to remove the existing directors and elect a new slate of directors who will truly represent stockholders and work to maximize stockholder value.

PROPOSAL NO. 2

PROPOSAL TO AMEND THE BYLAWS TO PERMIT STOCKHOLDERS TO ELECT DIRECTORS TO THE BOARD IN CASES WHEN THE ENTIRE BOARD IS VACANT

The Charter states that any vacancies on the Board resulting from removal shall, unless the Board determines by resolution that any such vacancies shall be filled by the stockholders, be filled only by the affirmative vote of a majority of the directors then in office and not by the stockholders. We believe the Board should adopt this resolution prior to the Special Meeting permitting stockholders to elect replacement directors, as required by their fiduciary obligations to stockholders.  The adoption of such a resolution would permit the election of new directors by stockholders following the removal of the incumbent directors.  However, in the event it does not do so, we have proposed a bylaw amendment to permit stockholders to elect directors to fill the vacancies created by the removal of the directors upon the approval of Proposal No. 1.

We believe the Charter provision does not contemplate situations in which the entire Board is vacant, and there is no remaining director to appoint replacement directors.  Accordingly, we have proposed a bylaw amendment that would allow stockholders to fill vacancies on the Board in instances where the entire Board is vacant.  We believe that even without the approval of this bylaw amendment, if all directors are removed, then stockholders have the right to elect replacement directors since there would be no director remaining to appoint replacements to the vacancies created by the removal.  To avoid any uncertainty, however, we have proposed this bylaw amendment and recommend that it be approved.  The form of amendment is below.

If a legitimate challenge is raised as to the election of our nominees following the removal of all existing directors, we intend to file a complaint in the Delaware Court of Chancery seeking relief pursuant to Section 225 (“Section 225”) of the Delaware General Corporation Law (“DGCL”) for, among other things, a declaration that the Nominees have been duly elected to the Board.  Should the Court determine that no valid election has been held and order an election of directors to be held in accordance with Section 211 of the DGCL, we intend to use validly executed GOLD proxies at such election.

Accordingly, you are being asked to amend the Bylaws in order to expressly allow stockholders to fill vacancies on the Board in instances where no directors currently serve on the Board and the entire Board is vacant, by amending Section 18 of Article IV of the Bylaws by replacing the second sentence of such section with the following:

“In cases where the entire Board of Directors is vacant and no directors then remain in office, vacancies on the Board of Directors shall be filled by stockholders.  Any director elected in accordance with this section shall hold office for the remainder of the full term of the director for which the vacancy was created or occurred and until such director’s successor shall have been elected and qualified.”

The BVF Group urges you to vote FOR its proposal to amend the Bylaws to permit stockholders to elect directors to the Board in cases when the entire Board is vacant on the enclosed GOLD proxy card.

PROPOSAL NO. 3

PROPOSAL TO ELECT THE NOMINEES

The Board is currently composed of six directors divided into three classes, Class I, Class II and Class III.  Subject to the removal of such directors pursuant to Proposal No. 1, the BVF Group has nominated four highly qualified Nominees who, if elected, could constitute the entire board of directors and will hold office until the expiration of their respective terms and until their successors have been elected and qualify.

If the Nominees are elected, they intend to, subject to their fiduciary duties as directors, take the necessary steps to remove any obstacles to consummating the Proposed Merger, including the redemption of the “poison pill” and exempting prospective merger partners from the application of Section 203 of the DGCL.  Because the Nominees believe that any action taken regarding the Company’s assets should be done as effectively and inexpensively as possible, the Nominees do not intend to submit any potential transaction with MediciNova to stockholders for approval, unless such approval is required by law.

The Nominees

The following information sets forth the name, age, business address, present principal occupation, and employment and material occupations, positions, offices, or employments for the past five years of each of the Nominees.  The Nominees are independent of the Company in accordance with Securities and Exchange Commission and Nasdaq Stock Market rules on board independence and are citizens of the United States of America.  Mr. Lampert is being nominated as a Class I director, for a three-year term expiring at the 2011 annual meeting of stockholders.  Mr. Coppedge is being nominated as a Class II director for a one-year term expiring at the 2009 annual meeting of stockholders.  Messrs. Perry and Nodelman are each being nominated as Class III directors for two-year terms expiring at the 2010 annual meeting of stockholders.  If elected, the Nominees intend to reduce the size of the Board to four (4) directors.

Mark Lampert (Age 48) is the Founder and General Partner of Biotechnology Value Fund, L.P., a San Francisco-based, private investment partnership focused on the biotechnology industry, which he founded in 1993.  Mr. Lampert also serves as an officer and director of BVF Inc.  Mr. Lampert currently serves as a director of Acumen Pharmaceuticals, a private biotechnology company developing medicines and diagnostics for Alzheimer’s disease and memory loss, Biotica Technology Ltd, a private company focused on development stage drug discovery, and Mendel Biotechnology, Inc., a private plant biotechnology company that develops products with enhanced yield and quality focused on row crops and cellulosic biofeedstocks.  Mr. Lampert earned his Masters of Business Administration from Harvard Business School and an A.B. in chemistry from Harvard College.  The principal business address of Mr. Lampert is One Sansome Street, 31st Floor, San Francisco, California 94104.  By virtue of his positions with BVF Inc., Mr. Lampert shares the power to vote and dispose of the Shares beneficially owned by BVF Inc.  Accordingly, Mr. Lampert may be deemed to be the beneficial owner of the Shares owned by BVF Inc.  For information regarding purchases and sales during the past two years by BVF Inc. and its affiliates of securities of Avigen that are deemed to be beneficially owned by Mr. Lampert, see Schedule I.

Matthew D. Perry (Age 36) has served as a Portfolio Manager of BVF Partners, L.P., since 1999.  Prior to becoming Portfolio Manager, Mr. Perry served as an analyst from 1996 to 1999.  Prior to joining BVF Partners, L.P. in 1996, Mr. Perry was an account executive with Feinstein Partners (“FPI”), a consulting firm with an emphasis on investor relations for emerging health care companies focused on the discovery, development and commercialization of therapeutics.  He was simultaneously an account executive with FPI’s affiliate, Kendall Strategies, a business development and strategy consulting firm assisting start-ups through large, public biotechnology companies.  Mr. Perry is also a co-founder and director of Nordic Biotech, a European-based venture capital fund.  Mr. Perry holds a B.S. degree from the Biology Department of the College of William and Mary.  The principal business address of Mr. Perry is One Sansome Street, 31st Floor, San Francisco, California 94104.  Mr. Perry does not directly own any securities of Avigen nor has he made any purchases or sales of any securities of Avigen during the past two years.  Mr. Perry, as a member of the BVF Group, may be deemed to be the beneficial owner of the shares of Common Stock owned by the members of the BVF Group.  For information regarding purchases and sales during the past two years by the members of the BVF Group of securities of Avigen that may be deemed to be beneficially owned by Mr. Perry, see Schedule I.

Oleg Nodelman (Age 32) has served as a Portfolio Manager of BVF Partners, L.P., since 2005.  Mr. Nodelman joined BVF Partners, L.P. as an analyst in 2001.  Before joining BVF Partners, L.P., Mr. Nodelman was a consultant with Mercer Management Consulting (“Mercer”), now Oliver Wyman, a strategy firm.  At Mercer, he worked with senior management from companies in a variety of industries to develop and implement long-term strategy and build shareholder value.  From November 2003 until September 2007, Mr. Nodelman served on the Board of Directors of Toccata Therapeutics, an early stage start-up focused on protein tehreputics. Mr. Nodelman also served on the Board of Directors of Empire Pharmaceuticals, Inc., an early stage start-up focused on stroke treatment, from August 2003 until its sale to Neurobiological Technologies Inc. in 2004.   Mr. Nodelman holds a Bachelor of Science degree, with a focus on Science and Technology, from the School of Foreign Service at Georgetown University.  The principal business address of Mr. Nodelman is One Sansome Street, 31st Floor, San Francisco, California 94104.  Mr. Nodelman does not directly own any securities of Avigen nor has he made any purchases or sales of any securities of Avigen during the past two years.  Mr. Nodelman, as a member of the BVF Group, may be deemed to be the beneficial owner of the shares of Common Stock owned by the members of the BVF Group.  For information regarding purchases and sales during the past two years by the members of the BVF Group of securities of Avigen that may be deemed to be beneficially owned by Mr. Nodelman, see Schedule I.

Robert M. Coppedge (Age 33) is a founding Partner of Seattle-based Faultline Ventures (“Faultline”), a firm focused on supporting disruptive innovations in health care, which he founded in 2008.  Prior to founding Faultline, Mr. Coppedge served as senior vice president and principal at Capitol Health, a venture capital firm specializing in early-state health services, from 1997 until 2008.  In 2004, Mr. Coppedge served on a special panel of the Centers for Medicare and Medicaid Services that reviewed applications for the Chronic Care Improvement Program, now called Medicare Health Support.  Mr. Coppedge is also a founder and director of Nashville, Tennessee based Leadership Health Care, an organization formed in partnership with the Nashville Health Care Council to foster the next generation of health care leaders by creating educational, mentoring and networking opportunities for members.  Mr. Coppedge was a member of the development committee of the Phillips Collection’s Board of Trust and the Phillips Collection Contemporaries Steering Committee from 1999 to 2004 and served as its chair from 2001–2003.  Mr. Coppedge is also a former member of the Board of Advisors to National Foundation of Teaching Entrepreneurship.  Mr. Coppedge earned his Bachelors degree in history from Georgetown University and is a Chartered Financial Analyst.  The principal business address of Mr. Coppedge is 600 Stewart Street, Suite 1400, Seattle, Washington 98101. Mr. Coppedge does not directly own any securities of Avigen nor has he made any purchases or sales of any securities of Avigen during the past two years.  Mr. Coppedge, as a member of the BVF Group, may be deemed to be the beneficial owner of the shares of Common Stock owned by the members of the BVF Group.  For information regarding purchases and sales during the past two years by the members of the BVF Group of securities of Avigen that may deemed to be beneficially owned by Mr. Coppedge, see Schedule I.

There can be no assurance that the actions our Nominees intend to take as described above will be implemented if they are elected or that the election of our Nominees will improve Avigen’s business or otherwise enhance stockholder value. Your vote to elect the Nominees does not constitute a vote in favor of our value enhancing plans for the Company.  Your vote to elect the Nominees will have the legal effect of replacing the directors serving on the Board at the time of the Special Meeting with our Nominees.  There can be no assurance that stockholder value will be maximized as a result of this solicitation or the election of the Nominees.

The Nominees will not receive any compensation from the BVF Group for their services as directors of Avigen.  In addition, Messrs. Lampert, Perry and Nodelman have agreed to not accept any director fees from Avigen in the event they are elected to the Board.  BVF has signed or intends to sign a letter agreement pursuant to which it agrees to indemnify Mr. Coppedge against claims arising from the solicitation of proxies from Avigen’s stockholders in connection with the Special Meeting and any related transactions.  Other than as stated herein, there are no arrangements or understandings between the BVF Group and any of the Nominees or any other person or persons pursuant to which the nomination described herein is to be made, other than the consent by each of the Nominees to be named in this Proxy Statement and to serve as a director of Avigen if elected as such at the Special Meeting.  Except as otherwise set forth herein, none of the Nominees is a party adverse to Avigen or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries in any material pending legal proceedings.

The BVF Group does not expect that the Nominees will be unable to stand for election. In the event that any Nominee is unable to serve or for good cause will not serve, the BVF Group may seek to replace such Nominee with a substitute nominee to the extent substitution is permissible under the Company’s advance notice provision in the Bylaws. In such case that the BVF Group is permitted to substitute a nominee, the BVF Group will file and deliver supplemental proxy materials disclosing the information relating to any substitute nominee that is required to be disclosed in solicitations for proxies for election of directors pursuant to Section 14 under the Securities Exchange Act of 1934, as amended.  Only in such case will the Shares represented by the enclosed GOLD proxy card be voted for substitute nominees.

Change of Control Provisions

According to the [Company’s Proxy Statement and Current Report on Form 8-K dated October 30, 2008 and filed by the Company with the Securities and Exchange Commission on November 5, 2008 (the “Form 8-K”)], in the event the BVF Group’s proposals are approved and the Nominees are elected, the following change of control obligations could be triggered if the employment of certain employees of the Company is terminated following the election:

Under the Management Transition Plan, as amended, the amount of a Participant’s specific benefits may vary, depending on whether the Participant’s employment with Avigen terminates within two months prior to or 12 months following a “change in control,” as defined in the Management Transition Plan, or whether it occurs outside of a change in control. Prior to the amendment disclosed in the Form 8-K, participants received the benefits below only if the Participant’s employment with Avigen terminated due to an involuntary termination or a constructive termination within two months prior to or 18 months following a change in control:

•	Salary continuation for the number of months designated in the Management Transition Plan Eligibility Notice given to the participant;

•	Accelerated stock option vesting and extended exercisability as provided in the Management Transition Plan Eligibility Notice given to the participant; and

•
The Company will pay the COBRA premiums for the participant for the number of months designated in the Management Transition Plan Eligibility Notice given to the participant, or until such earlier date as the participant shall secure subsequent employment that shall provide the participant with substantially similar health benefits.

The current named executive officers of the Company who are participants in the Management Transition Plan, as amended, and the terms of their participation, are:

	Within 2 months prior to or 12 months following a change in control				Outside of a change in control
Name	Salary Continuation	Option Acceleration	Option Extended Exercisability	COBRA Payments	Salary Continuation	Option Acceleration	Option Extended Exercisability	COBRA Payments
Kenneth Chahine	21 months	Full	2 years	18 months	21 months	Full	2 years	18 months
Andrew Sauter	15 months	Full	2 years	15 months	15 months	Full	2 years	15 months
Michael Coffee	15 months	Full	2 years	15 months	15 months	Full	2 years	15 months
Kirk Johnson	15 months	Full	2 years	15 months	15 months	Full	2 years	15 months
M. Christina Thomson	15 months	Full	2 years	15 months	15 months	Full	2 years	15 months

In addition, five additional employees of the Company participate in the Management Transition Plan, as amended.

The above disclosure has been extracted from the [Management Proxy Statement] and the Form 8-K. The BVF Group does not take responsibility for the accuracy and completeness of this information. If the Nominees are elected, they intend to review the Management Transition Plan discussed above, review all the terms thereof and evaluate whether the change of control provisions contained therein have been triggered. If the Nominees are elected, subject to their fiduciary obligations, they will review if these hastily adopted severance agreements, as disclosed in the Form 8-K, are legal under state law, and take all appropriate actions.

The BVF Group urges you to vote FOR the election of the Nominees on the enclosed GOLD proxy card.

PROPOSAL NO. 4

THE BYLAW RESTORATION PROPOSAL

Pursuant to the Bylaws, following any request for a special meeting, the Board shall determine the time and place of such special meeting, which shall be held not less than thirty-five (35) nor more than one-hundred twenty (120) days after the date of the receipt of the request.  Due to the delay between the time we submitted our request and the date of the Special Meeting, the Board could potentially amend the Bylaws to inhibit the action of the Nominees following their election to the Board through changes to the Bylaws that were not in effect on January 8, 2009, the date prior to the date we submitted our request to hold the special meeting to the Company (the “Restoration Date”).  In order to reverse any such action by the Board, we are asking stockholders to approve the following proposal to restore the Bylaws to the version in effect as of the Restoration Date (the “Bylaw Restoration Proposal”).

“RESOLVED, that any amendments to the amended and restated bylaws of Avigen, Inc. effected between January 8, 2009 and the effectiveness of this provision be and are hereby repealed.”

If the Board does not effect any change to the version of the Bylaws in effect as of the Restoration Date, the Bylaw Restoration Proposal will have no effect.  However, if the Board has made changes since that time, the Bylaw Restoration Proposal, if adopted, will restore the Bylaws to the version that was in effect as of the Restoration Date, without considering the nature of any changes the Board may have adopted.  As a result, the Bylaw Restoration Proposal could have the effect of repealing bylaw amendments that one or more stockholders may consider to be beneficial to them or to the Company. However, the Bylaw Restoration Proposal will not preclude the Nominees, if elected, from reconsidering any repealed bylaw changes following the Special Meeting.  We are not currently aware of any specific bylaw provisions that would be repealed by the adoption of the Bylaw Restoration Proposal.

The BVF Group urges you to vote FOR the Bylaw Restoration Proposal on the enclosed GOLD proxy card.

VOTING AND PROXY PROCEDURES

Only stockholders of record on the Record Date will be entitled to notice of and to vote at the Special Meeting.  Each Share is entitled to one vote.  Stockholders who sell Shares before the Record Date (or acquire them without voting rights after the Record Date) may not vote such Shares.  Stockholders of record on the Record Date will retain their voting rights in connection with the Special Meeting even if they sell such Shares after the Record Date.  Based on publicly available information, the BVF Group believes that the only outstanding class of securities of Avigen entitled to vote at the Special Meeting is the Shares.

Shares represented by properly executed GOLD proxy cards will be voted at the Special Meeting as marked and, in the absence of specific instructions, will be voted FOR the proposal to remove the existing directors serving on the Board, FOR the proposal to amend the Bylaws to permit stockholders to elect directors to the Board in cases when the entire Board is vacant, FOR the proposal to elect the Nominees to the Board FOR the Bylaw Restoration Proposal and in the discretion of the persons named as proxies, on all other matters as may properly come before the Special Meeting.

We are asking you to remove the existing directors serving on the Board and replace them with our Nominees.  The participants in this solicitation intend to vote all of their Shares in favor of the removal of current members of the Board, the election of the Nominees and the other proposals described in this Proxy Statement.

QUORUM

A quorum of stockholders is necessary to hold a valid meeting.  A quorum will be present if at least a majority of the outstanding Shares entitled to vote are represented by votes at the meeting or by proxy.  On the Record Date, there were [________] Shares outstanding and entitled to vote.  Thus, the holders of [________] Shares must be represented by stockholders present at the meeting or by proxy to have a quorum.

Your Shares will be counted towards the quorum only if you submit a valid proxy (or one is submitted on your behalf by your broker, bank or other nominee) or if you vote in person at the meeting.  Abstentions and broker non-votes will be counted towards the quorum requirement. If there is no quorum, the chairman of the Special Meeting or a majority of the votes present at the Special Meeting may adjourn the Special Meeting to another date.

VOTES REQUIRED FOR APPROVAL

Vote Required for Proposals Nos. 1, 2 and 4.  Approval of the proposal to remove the existing directors serving on the Board, the proposal to amend the Bylaws to permit stockholders to elect directors to the Board in cases when the entire Board is vacant and the Bylaw Restoration Proposal each require the affirmative vote of at least sixty-six and two-thirds percent (66-2/3%) of the voting power of the Shares outstanding as of the Record Date.  Abstentions and broker non-votes will act as a vote against each of these proposals.

Vote Required for Proposal No. 3.  For the election of the directors, the nominees receiving the most “For” votes (among votes properly cast in person or by proxy) will be elected.  Abstentions and broker non-votes will have no effect on this proposal.

Stockholders may cast their votes by marking the ballot at the meeting or by specific voting instructions sent with a signed proxy to either the BVF Group, in care of MacKenzie Partners, Inc. at 105 Madison Avenue, New York, New York 10016.

ABSTENTIONS; BROKER NON-VOTES

Abstentions and broker non-votes will be counted towards the quorum requirement. Abstentions and broker non-votes will have the effect of a vote against Proposals Nos. 1, 2 and 4.  Abstentions and broker non-votes will have no effect on Proposal No. 3.

DISCRETIONARY VOTING

Shares held in “street name” and held of record by banks, brokers or nominees may not be voted by such banks, brokers or nominees unless the beneficial owners of such Shares provide them with instructions on how to vote.

REVOCATION OF PROXIES

Stockholders of Avigen may revoke their proxies at any time prior to exercise by attending the Special Meeting and voting in person (although attendance at the Special Meeting will not in and of itself constitute revocation of a proxy) or by delivering a written notice of revocation.  The delivery of a subsequently dated proxy which is properly completed will constitute a revocation of any earlier proxy.  The revocation may be delivered either to the BVF Group in care of MacKenzie Partners, Inc. at the address set forth on the back cover of this Proxy Statement or to 1301 Harbor Bay Parkway, Alameda, California 94502 or any other address provided by Avigen.  Although a revocation is effective if delivered to Avigen, we request that either the original or photostatic copies of all revocations be mailed to the BVF Group in care of MacKenzie Partners, Inc. at the address set forth on the back cover of this Proxy Statement so that the BVF Group will be aware of all revocations and can more accurately determine if and when proxies have been received from the holders of record on the Record Date of a majority of the outstanding Shares.  Additionally, MacKenzie Partners, Inc. may use this information to contact stockholders who have revoked their proxies in order to solicit later dated proxies for the proposals described herein.

IF YOU WISH TO VOTE FOR THE PROPOSAL TO REMOVE THE DIRECTORS SERVING ON THE BOARD AT THE TIME OF THE SPECIAL MEETING, FOR THE PROPOSAL TO AMEND THE BYLAWS TO PERMIT STOCKHOLDERS TO ELECT DIRECTORS TO THE BOARD IN CASES WHEN THE ENTIRE BOARD IS VACANT, FOR THE PROPOSAL TO ELECT THE NOMINEES TO THE BOARD AND FOR THE BYLAW RESTORATION PROPOSAL, PLEASE SIGN, DATE AND RETURN PROMPTLY THE ENCLOSED GOLD PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED.

SOLICITATION OF PROXIES

The solicitation of proxies pursuant to this Proxy Statement is being made by the BVF Group.  Proxies may be solicited by mail, facsimile, telephone, telegraph, in person and by advertisements.  [The BVF Group will not solicit proxies via the Internet].

The BVF Group has entered into an  agreement with MacKenzie Partners, Inc. for solicitation and advisory services in connection with this solicitation, for which MacKenzie Partners, Inc. will receive a fee not to exceed $50,000.00, together with reimbursement for its reasonable out-of-pocket expenses. MacKenzie Partners, Inc. will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders.  The BVF Group has requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the Shares they hold of record.  The BVF Group will reimburse these record holders for their reasonable out-of-pocket expenses in so doing.  It is anticipated that MacKenzie Partners, Inc. will employ approximately [__] persons to solicit stockholders for the Special Meeting.

The entire expense of soliciting proxies is being borne by the BVF Group pursuant to the terms of the Joint Filing and Solicitation Agreement (as described below).  Costs of this solicitation of proxies are currently estimated to be approximately $100,000.  The BVF Group estimates that through the date hereof, its expenses in connection with this solicitation are approximately $25,000.

OTHER PARTICIPANT INFORMATION

Each member of the BVF Group is a participant in this solicitation.  The principal business of BVF, BVF2, BVLLC, ILL10, Partners, BVF Inc. is holding biotechnology stocks for investment purposes.  BVFAcq was formed in connection with the Offer and is a wholly owned subsidiary of BVF.  Partners serves as the general partner of BVF and BVF2, the manager of BVLLC and the investment adviser of ILL10.  BVF Inc. serves as the investment adviser and general partner of Partners.  Mr. Lampert serves as a director and officer of BVF Inc.

The principal business address of BVF, BVF2, BVLLC, ILL10 and Partners is 900 North Michigan Avenue, Suite 1100, Chicago, Illinois 60611.  The principal business address of BVF Inc. and Messrs. Lampert, Perry and Nodelman is One Sansome Street, 31st Floor, San Francisco, California 94104.  The principal business address of Mr. Coppedge is 600 Stewart Street, Suite 1400, Seattle, Washington 98101.

As of the date of this filing, BVF beneficially owned 1,975,340 Shares, BVF2 beneficially owned 1,364,911 Shares, BVLLC beneficially owned 4,969,764 Shares and ILL10 beneficially owned 509,585 Shares.

As the general partner of BVF and BVF2, the manager of BVLLC and the investment adviser of ILL10, Partners may be deemed to beneficially own the 8,819,600 Shares beneficially owned in the aggregate by BVF, BVF2, BVLLC and ILL10.  As the investment adviser and general partner of Partners, BVF Inc. may be deemed to beneficially own the 8,819,600 Shares beneficially owned by Partners.  Mr. Lampert, as a director and officer of BVF Inc. may be deemed to beneficially own the 8,819,600 Shares beneficially owned by BFV Inc.

None of Messrs. Perry, Nodelman or Coppedge or BVFAcq directly owns any Shares.  As a members of a “group” for the purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended, each of Messrs. Perry, Nodelman and Coppedge and BVFAcq may be deemed to beneficially own the 8,819,600 Shares beneficially owned in the aggregate by the other members of the BVF Group.  Each of Messrs. Perry, Nodelman and Coppedge and BVFAcq disclaims beneficial ownership of such Shares.

For information regarding purchases and sales of securities of Avigen during the past two years by members of the BVF Group, including the Nominees, see Schedule I.

On January 9, 2009, the members of the BVF Group entered into a Joint Filing and Solicitation Agreement in which each member of the BVF Group agreed to the joint filing on behalf of each of them of Statements on Schedule 13D with respect to the securities of Avigen to the extent required under applicable securities laws and to form a group for the purpose of soliciting proxies or written consents in support of the election of the Nominees and certain other proposals at the Special Meeting and for the purpose of taking all other actions incidental to the foregoing.  BVFAcq joined the BVF Group on January 23, 2009 and agreed to be bound by the terms of the Joint Filing and Solicitation Agreement.  The BVF Group intends to seek reimbursement from Avigen of all expenses it incurs in connection with this solicitation, to the extent permitted by law.  The BVF Group does not intend to submit the question of such reimbursement to a vote of security holders of Avigen.

Except as set forth in this Proxy Statement (including the Schedules hereto), (i) during the past 10 years, no participant in this solicitation has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no participant in this solicitation directly or indirectly beneficially owns any securities of the Company; (iii) no participant in this solicitation owns any securities of the Company which are owned of record but not beneficially; (iv) no participant in this solicitation has purchased or sold any securities of the Company during the past two years; (v) no part of the purchase price or market value of the securities of the Company owned by any participant in this solicitation is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no participant in this solicitation is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any participant in this solicitation owns beneficially, directly or indirectly, any securities of the Company; (viii) no participant in this solicitation owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) no participant in this solicitation or any of his or its associates was a party to any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no participant in this solicitation or any of his or its associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; and (xi) no participant in this solicitation has a substantial interest, direct or indirect, by securities holdings or otherwise in any matter to be acted on at the Special Meeting.  There are no material proceedings to which any participant in this solicitation or any of his or its associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.  With respect to each of the participant in this solicitation, none of the events enumerated in Item 401(f)(1)-(6) of Regulation S-K of the Exchange Act occurred during the past five years.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires persons who beneficially own more than 10% of the Shares to file reports of ownership and changes in ownership on Forms 3, 4 and 5 with the SEC.  Based solely on its review of the Nominees’ transaction history and ownership information with respect to the Shares, the BVF Group believes that all of the Section 16(a) filing requirements were satisfied by the members of the BVF Group, other than the Forms 3 filed by the Nominees, which were filed one day late.

OTHER MATTERS AND ADDITIONAL INFORMATION

The BVF Group is unaware of any other matters to be considered at the Special Meeting.  However, should other matters, which the BVF Group is not aware of a reasonable time before this solicitation, be brought before the Special Meeting, the persons named as proxies on the enclosed GOLD proxy card will vote on such matters in their discretion.

STOCKHOLDER PROPOSALS

To be considered for inclusion in the 2009 Annual Meeting proxy materials, stockholder proposals must be submitted in writing by December 25, 2008, to Avigen’s Secretary at 1301 Harbor Bay Parkway, Alameda, California 94502.  However, if Avigen’s 2009 Annual Meeting of Stockholders is held before April 19, 2009 or after June 18, 2009, then the deadline will be a reasonable time prior to the time the Company begins to print and mail its proxy materials. If you wish to bring a proposal before the stockholders at next year’s annual meeting that is not included in the Company’s proxy materials, you must notify Avigen’s Secretary, in writing, not later than the close of business on March 20, 2009 nor earlier than the close of business on February 18, 2009. However, if Avigen’s 2009 Annual Meeting of Stockholders is held before April 19, 2009 or after June 18, 2009, stockholders must notify Avigen’s Secretary, in writing, not earlier than 90 days and not later than the later of 60 days prior to Avigen’s 2009 Annual Meeting of Stockholders or, if Avigen makes a public announcement of the date of Avigen’s 2009 Annual Meeting of Stockholders fewer than 70 days prior to the date of Avigen’s 2009 Annual Meeting of Stockholders, then the close of business on the 10th day following the day on which the Company makes such public announcement.  We advise you to review the Bylaws, which contain additional requirements about advance notice of stockholder proposals and director nominations.  If stockholders do not comply with these requirements, they will not be able to make a stockholder proposal or director nomination at the 2009 Annual Meeting.

The information set forth above regarding the procedures for submitting stockholder proposals for consideration at the 2009 Annual Meeting is based on information contained in the Company’s proxy statement.  The incorporation of this information in this proxy statement should not be construed as an admission by the BVF Group that such procedures are legal, valid or binding.

INCORPORATION BY REFERENCE

THE BVF GROUP HAS OMITTED FROM THIS PROXY STATEMENT CERTAIN DISCLOSURE REQUIRED BY APPLICABLE LAW THAT IS EXPECTED TO BE INCLUDED IN AVIGEN’S PROXY STATEMENT RELATING TO THE SPECIAL MEETING.  THIS DISCLOSURE IS EXPECTED TO INCLUDE, AMONG OTHER THINGS, CURRENT BIOGRAPHICAL INFORMATION ON AVIGEN’S CURRENT DIRECTORS, INFORMATION CONCERNING EXECUTIVE COMPENSATION AND OTHER IMPORTANT INFORMATION.  PLEASE NOTE THAT THE BVF GROUP WAS NOT INVOLVED IN THE PREPARATION OF AVIGEN’S PROXY STATEMENT. SEE SCHEDULE II FOR INFORMATION REGARDING PERSONS WHO BENEFICIALLY OWN MORE THAN 5% OF THE SHARES AND THE OWNERSHIP OF THE SHARES BY THE DIRECTORS AND MANAGEMENT OF AVIGEN.

The information concerning Avigen contained in this Proxy Statement and the Schedules attached hereto has been taken from, or is based upon, publicly available information.

BIOTECHNOLOGY VALUE FUND, L.P.

[_________], 2009

SCHEDULE I

TRANSACTIONS IN SECURITIES OF AVIGEN, INC.
DURING THE PAST TWO YEARS

Transaction	Quantity	Date	Price ($)

Biotechnology Value Fund, L.P.

Sell	22,300	06/07/07	6.7507
Sell	600	06/08/07	6.8000
Sell	1,200	07/25/07	6.0002
Sell	20,700	08/07/07	5.9199
Sell	8,100	08/08/07	5.9055
Sell	1,400	08/09/07	5.9000
Sell	2,300	08/13/07	5.9173
Sell	2,600	08/27/07	5.7500
Sell	1,600	10/11/07	5.4167
Sell	400	10/12/07	5.3932
Sell	11,000	10/23/07	5.4395
Sell	58,400	10/24/07	5.4001
Sell	200	03/10/08	3.3370
Sell	1,000	04/07/08	2.5137
Sell	125,387	04/10/08	2.5000
Sell	10,000	05/05/08	3.4201
Sell	400	05/06/08	3.2660
Sell	700	07/31/08	3.5500
Sell	5,900	08/01/08	3.3568
Sell	1,800	08/04/08	3.3151
Sell	600	08/05/08	3.2500
Sell	2,100	08/06/08	3.3230
Sell	32,000	08/07/08	3.2501
Sell	100	08/08/08	3.4000
Sell	29,000	08/11/08	3.4807
Sell	8,400	08/13/08	3.4607
Sell	22,500	08/14/08	3.4923
Sell	600	08/15/08	3.6106
Sell	2,900	08/19/08	3.5023
Sell	1,500	08/20/08	3.5000
Sell	1,500	08/21/08	3.5501
Sell	75,600	08/28/08	3.9565
Sell	12,200	08/29/08	4.2484
Sell	23,000	09/04/08	4.3576
Sell	23,000	09/04/08	4.5195
Sell	3,600	09/05/08	4.5968
Sell	8,400	09/08/08	4.6000

Transaction	Quantity	Date	Price ($)

Sell	1,600	09/19/08	4.4000
Sell	900	09/22/08	4.2500
Buy	226,000	10/21/08	0.5500
Buy	24,000	10/21/08	0.5500
Buy	1,583,000	10/21/08	0.5853
Buy	12,300	11/04/08	0.7365
Buy	21,100	11/06/08	0.7091
Buy	9,400	11/07/08	0.7245
Buy	34,400	11/10/08	0.7329
Buy	18,200	11/11/08	0.7365
Buy	19,000	11/12/08	0.7456
Buy	6,500	11/13/08	0.7478
Buy	9,700	11/18/08	0.7355
Buy	7,300	11/19/08	0.7494

Biotechnology Value Fund II, L.P.

Sell	15,000	06/07/07	6.7507
Sell	1,000	07/25/07	6.0002
Sell	14,000	08/07/07	5.9199
Sell	5,000	08/08/07	5.9055
Sell	2,000	08/09/07	5.9000
Sell	1,000	08/13/07	5.9173
Sell	1,000	08/27/07	5.7500
Sell	1,000	10/11/07	5.4167
Sell	1,000	10/12/07	5.3932
Sell	8,000	10/23/07	5.4395
Sell	39,000	10/24/07	5.4001
Sell	71,900	04/10/08	2.5000
Sell	7,000	05/05/08	3.4201
Sell	3,000	08/01/08	3.3568
Sell	2,000	08/04/08	3.3151
Sell	1,000	08/05/08	3.2500
Sell	1,000	08/06/08	3.3230
Sell	22,000	08/07/08	3.2501
Sell	19,000	08/11/08	3.4807
Sell	6,000	08/13/08	3.4607
Sell	16,000	08/14/08	3.4923
Sell	2,000	08/19/08	3.5023
Sell	1,000	08/20/08	3.5000
Sell	1,000	08/21/08	3.5501
Sell	52,000	08/28/08	3.9565

Transaction	Quantity	Date	Price ($)

Sell	9,000	08/29/08	4.2484
Sell	16,000	09/04/08	4.3576
Sell	16,000	09/04/08	4.5195
Sell	3,000	09/05/08	4.5968
Sell	5,000	09/08/08	4.6000
Sell	1,000	09/19/08	4.4000
Buy	156,000	10/21/08	0.5500
Buy	17,000	10/21/08	0.5500
Buy	1,092,000	10/21/08	0.5853
Buy	9,000	11/04/08	0.7365
Buy	14,000	11/06/08	0.7091
Buy	7,000	11/07/08	0.7245
Buy	24,000	11/10/08	0.7329
Buy	12,000	11/11/08	0.7365
Buy	14,000	11/12/08	0.7456
Buy	4,000	11/13/08	0.7478
Buy	7,000	11/18/08	0.7355
Buy	5,000	11/19/08	0.7494

BVF Inc.

Sell	58,000	06/07/07	6.7507
Sell	4,000	07/25/07	6.0002
Sell	56,000	08/07/07	5.9199
Sell	21,000	08/08/07	5.9055
Sell	6,000	08/09/07	5.9000
Sell	5,000	08/13/07	5.9173
Sell	4,000	08/27/07	5.7500
Sell	4,000	10/11/07	5.4167
Sell	3,000	10/12/07	5.3932
Sell	29,000	10/23/07	5.4395
Sell	152,000	10/24/07	5.4001
Sell	1,000	03/10/08	3.3370
Sell	2,000	04/07/08	2.5137
Sell	128,720	04/10/08	2.5000
Sell	24,000	05/05/08	3.4201
Sell	1,000	05/06/08	3.2660
Sell	12,000	08/01/08	3.3568
Sell	5,000	08/04/08	3.3151
Sell	2,000	08/05/08	3.2500
Sell	4,000	08/06/08	3.3230
Sell	76,000	08/07/08	3.2501

Transaction	Quantity	Date	Price ($)

Sell	66,000	08/11/08	3.4807
Sell	1,000	08/12/08	3.4870
Sell	19,000	08/13/08	3.4607
Sell	55,000	08/14/08	3.4923
Sell	1,000	08/15/08	3.6106
Sell	7,000	08/19/08	3.5023
Sell	3,000	08/20/08	3.5000
Sell	3,000	08/21/08	3.5501
Sell	178,000	08/28/08	3.9565
Sell	30,000	08/29/08	4.2484
Sell	54,000	09/04/08	4.3576
Sell	54,000	09/04/08	4.5195
Sell	10,000	09/05/08	4.5968
Sell	19,000	09/08/08	4.6000
Sell	3,000	09/19/08	4.4000
Buy	560,000	10/21/08	0.5500
Buy	3,919,000	10/21/08	0.5853
Buy	59,000	10/21/08	0.5500
Buy	32,000	11/04/08	0.7365
Buy	52,000	11/06/08	0.7091
Buy	24,000	11/07/08	0.7245
Buy	87,000	11/10/08	0.7329
Buy	45,000	11/11/08	0.7365
Buy	49,000	11/12/08	0.7456
Buy	16,000	11/13/08	0.7478
Buy	24,000	11/18/08	0.7355
Buy	18,000	11/19/08	0.7494

Investment 10, L.L.C.

Sell	6,000	06/07/07	6.7507
Sell	6,000	08/07/07	5.9200
Sell	2,000	08/08/07	5.9055
Sell	1,000	08/09/07	5.9000
Sell	1,000	08/13/07	5.9173
Sell	3,000	10/23/07	5.4395
Sell	17,000	10/24/07	5.4001
Sell	16,630	04/10/08	2.5000
Sell	3,000	05/05/08	3.4201
Sell	1,000	08/01/08	3.3568
Sell	1,000	08/04/08	3.3151
Sell	10,000	08/07/08	3.2501

Transaction	Quantity	Date	Price ($)

Sell	8,000	08/11/08	3.4807
Sell	2,000	08/13/08	3.4607
Sell	7,000	08/14/08	3.4923
Sell	1,000	08/19/08	3.5023
Sell	22,000	08/28/08	3.9565
Sell	4,000	08/29/08	4.2484
Sell	7,000	09/04/08	4.3576
Sell	7,000	09/04/08	4.5195
Sell	1,000	09/05/08	4.5968
Sell	2,000	09/08/08	4.6000
Buy	58,000	10/21/08	0.5500
Buy	406,000	10/21/08	0.5853
Buy	6,000	10/21/08	0.5500
Buy	3,000	11/04/08	0.7365
Buy	5,000	11/06/08	0.7091
Buy	3,000	11/07/08	0.7245
Buy	9,000	11/10/08	0.7329
Buy	5,000	11/11/08	0.7365
Buy	5,000	11/12/08	0.7456
Buy	2,000	11/13/08	0.7478
Buy	3,000	11/18/08	0.7355
Buy	2,000	11/19/08	0.7494

BVF Acquisition LLC

None

BVF Partners L.P.

None

BVF Inc.

None

Mark N. Lampert

None

Matthew D. Perry

None

Oleg Nodelman

None

Robert M. Coppedge

None

SCHEDULE II

The following table is reprinted from the Company’s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on April 24, 2008, except as otherwise indicated.

The following table sets forth certain information regarding the ownership of Avigen’s common stock as of March 15, 2008, unless otherwise indicated, by: (1) each director and nominee for director; (2) each of the executive officers named in the Summary Compensation Table; (3) all executive officers and directors of Avigen as a group; and (4) all those known by Avigen to be beneficial owners of more than five percent of its common stock.

	Beneficial Ownership (1)
Beneficial Owner	Number of Shares	Percent of Total
Kenneth Chahine, J.D., Ph.D. (2)	654,316	2.15%
Andrew Sauter (3)	200,567	*
Michael Coffee (2)	237,254	*
Kirk Johnson, Ph.D. (2)	241,394	*
M. Christina Thomson, J.D. (2)	262,416	*
Stephen Dilly, M.B.B.S., Ph.D. (2)	9,900	*
Zola Horovitz, Ph.D. (4)	110,800	*
Jan Öhrström, M.D. (2)	9,900	*
John Prendergast, Ph.D. (5)	129,908	*
Richard Wallace (2)	21,750	*
All executive officers and directors as a group (11 persons) (6)	1,878,205	6.31%

5% Stockholders
BVF Inc. (7)	8,819,600	29.63%
900 North Michigan Avenue, Suite 1100
Chicago, IL 60611

Davidson Kempner Partners (8)	2,651,430	8.91%
65 East 55th Street, 19th Floor
New York, NY 10022

HealthCor Management, L.P. (9)	1,950,000	6.55%
Carnegie Hall Tower, 152 West 57th Street, 47th Floor
New York, NY 10019

____________________

*	Less than one percent.

(1)
This table is based upon information supplied by officers, directors and principal stockholders and Schedules 13G filed with the SEC. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, Avigen believes that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based on 29,769,115 shares outstanding on November 13, 2008, adjusted as required by rules promulgated by the SEC. Unless otherwise indicated, the address of each of the individuals and entities listed in this table 1301 Harbor Bay Parkway, Alameda, California 94502.

(2)	Consists solely of shares issuable upon the exercise of options that are exercisable within 60 days of the date of this table.
(3)	Includes 196,442 shares issuable upon the exercise of options held by Mr. Sauter that are exercisable within 60 days of the date of this table.
(4)	Includes 105,800 shares issuable upon the exercise of options held by Dr. Horovitz that are exercisable within 60 days of the date of this table.
(5)
Based upon a Form 4 filed with the SEC on August 15, 2008 by Mr. Prendergast and includes 90,800 shares issuable upon the exercise of options held by Dr. Prendergast that are exercisable within 60 days of the date of this table.  The Form 4 updates information found in the Company’s 2008 proxy statement.

(6)	Includes an aggregate of 1,829,972 shares issuable upon exercise of options which executive officers and directors of Avigen have the right to acquire within 60 days of the date of this table.
(7)
Based upon a Schedule 13D/A filed with the SEC on January 12, 2009 by BVF and includes shares owned by the following affiliated entities: (a) BVF 1,975,340 shares; (b) BVF2 1,364,911 shares; (c) BVLLC 4,969,764 shares; and (d) ILL10 509,585 shares. BVF, Inc., Partners and Mark Lampert beneficially own 8,819,600 aggregate shares.  This Schedule 13D/A updates information found in the Company’s 2008 Proxy Statement.

(8)
Based upon a Schedule 13G/A filed with the SEC on February 14, 2008 by Davidson Kempner Partners and includes shares owned by the following entities affiliated with Davidson Kempner Partners (the “DKP Shares”): (a) Davidson Kempner International, Ltd. 481,032 shares; (b) Serena Limited 11,271 shares; (c) Davidson Kempner Institutional Partners, L.P. 290,142 shares; (d) Davidson Kempner Partners 152,913 shares; (e) Davidson Kempner Healthcare Fund LP 805,316 shares; (f) Davidson Kempner Healthcare International Ltd. 887,859 shares; and (g) M. H. Davidson & Co. 22,897 shares. The DKP Shares, an aggregate 2,651,430 shares, are beneficially owned by Messrs. Thomas L. Kempner, Jr., Marvin H. Davidson, Stephen M. Dowicz, Scott E. Davidson, Michael J. Leffell, Timothy I. Levart, Robert J. Brivio, Jr., Anthony A. Yoseloff, Eric P. Epstein and Avram Z. Friedman. The Schedule 13G/A provides information only as of December 31, 2007 and, consequently, DKP’s beneficial ownership of Avigen’s common stock may have changed between December 31, 2007 and January 12, 2009.  The Schedule 13G/A updates information found in the Company’s 2008 proxy statement.

(9)
Based upon a Schedule 13G/A filed with the SEC on May 14, 2008 by HealthCor Management, L.P. and includes shares owned by the following entities affiliated with HealthCor Management, L.P. (the “HCM Shares”): (a) HealthCor Management, L.P. 1,950,000 shares; (b) HealthCor Asssociates, LLC 1,950,000 shares; (c) HealthCor Offshore, Ltd. 1,287,011 shares; (d) HealthCor Hybrid Offshore, Ltd. 289,875 shares; (e) HealthCor Group, LLC 373,114 shares; (f) HealthCor Capital, L.P. 373,114 shares; and (g) HealthCor, L.P. 373,114 shares. The HCM Shares, an aggregate 1,950,000 shares, are beneficially owned by Messrs. Arthur Cohen and Joseph Healey. The Schedule 13G/A provides information only as of May 14, 2008 and, consequently, HealthCor Management, L.P.’s beneficial ownership of Avigen’s common stock may have changed between December May 14, 2008 and January 12, 2009.

IMPORTANT

Tell your Board what you think! Your vote is important.  No matter how many Shares you own, please give the Committee your proxy FOR the proposal to remove all of the existing directors serving on the Board, FOR the proposal to amend the Bylaws to permit stockholders to elect directors to the Board in cases when the entire Board is vacant, FOR the proposal to elect the Nominees and FOR the Bylaw Restoration Proposal by taking three steps:

●           SIGNING the enclosed GOLD proxy card,

●           DATING the enclosed GOLD proxy card, and

●           MAILING the enclosed GOLD proxy card TODAY in the envelope provided (no postage is required if mailed in the United States).

If any of your Shares are held in the name of a brokerage firm, bank, bank nominee or other institution, only it can vote such Shares and only upon receipt of your specific instructions.  Accordingly, please contact the person responsible for your account and instruct that person to execute the GOLD proxy card representing your Shares.  The BVF Group urges you to confirm in writing your instructions to the BVF Group in care of MacKenzie Partners, Inc. at the address provided below so that the BVF Group will be aware of all instructions given and can attempt to ensure that such instructions are followed.

If you have any questions or require any additional information concerning this Proxy Statement, please contact MacKenzie Partners, Inc. at the address set forth below.

105 Madison Avenue
New York, New York 10016
(212) 929-5500 (Call Collect)
proxy@mackenziepartners.com

or
CALL TOLL FREE (800) 322-2885

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED JANUARY __, 2009

AVIGEN, INC.

SPECIAL MEETING OF STOCKHOLDERS

THIS PROXY IS SOLICITED ON BEHALF OF
THE BVF GROUP

THE BOARD OF DIRECTORS OF AVIGEN, INC.
IS NOT SOLICITING THIS PROXY

P     R     O     X     Y

The undersigned appoints [Mark N. Lampert] and [Oleg Nodelman], and each of them, attorneys and agents with full power of substitution to vote all shares of common stock of Avigen, Inc. (the “Company”) which the undersigned owned and would be entitled to vote if personally present at the Special Meeting of the stockholders of the Company, and including at any adjournments or postponements thereof and at any meeting called in lieu thereof (the “Special Meeting”), or any meeting of stockholders that may be ordered by the Delaware Court of Chancery or a court of comparable jurisdiction at which the directors nominated by Biotechnology Value Fund, L.P. (“BVF”) and set forth on the reverse will be nominated for election to the Board of Directors, including the proposals set forth on the reverse, as set forth in the Notice of Special Meeting of Stockholders and Proxy Statement filed by BVF and certain of its affiliates (the “BVF Group”) with the Securities and Exchange Commission with respect to the Special Meeting.

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of common stock of the Company held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof.

IF NO DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSALS ON THE REVERSE, THIS PROXY WILL BE VOTED “FOR” ALL PROPOSALS.

IMPORTANT: PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

GOLD PROXY CARD

BVF RECOMMENDS A VOTE “FOR” THE PROPOSALS LISTED BELOW

[X] Please mark vote as in this example

1.	The BVF Group’s proposal to remove all of the existing directors serving on the Company’s Board of Directors without cause.

FOR	AGAINST	ABSTAIN
[ ]	[ ]	[ ]

2.	The BVF Group’s proposal to amend the Company’s Amended and Restated Bylaws (the “Bylaws”) to permit stockholders to elect directors to the Board in cases when the entire Board is vacant.

FOR	AGAINST	ABSTAIN
[ ]	[ ]	[ ]

3.	The BVF Group’s proposal to elect its slate of director nominees to the Company’s Board of Directors.

NOMINEE	FOR NOMINEE	WITHHOLD AUTHORITY TO VOTE FOR NOMINEE
Class I Director: (a) Mark N. Lampert	[ ]	[ ]

Class II Director: (b) Robert M. Coppedge	[ ]	[ ]

Class III Director: (c) Matthew D. Perry	[ ]	[ ]

Class III Director: (d) Oleg Nodelman	[ ]	[ ]

4.
The BVF Group’s proposal to repeal any provision to the Bylaws that were effected between January 8, 2009, the date prior to the date the BVF Group submitted its request to the Company to call the Special Meeting, and the time this proposal becomes effective.

FOR	AGAINST	ABSTAIN
[ ]	[ ]	[ ]

Proposal No. 3 is subject to the effectiveness of Proposal No. 1.

DATED:  ____________________________

____________________________________

(Signature)

____________________________________

(Signature, if held jointly)

____________________________________

(Title)

WHEN  SHARES ARE HELD  JOINTLY,  JOINT  OWNERS  SHOULD  EACH SIGN.  EXECUTORS,  ADMINISTRATORS,  TRUSTEES,  ETC., SHOULD INDICATE THE CAPACITY IN WHICH SIGNING.  PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.